Exhibit 99.2

CIBT EDUCATION GROUP INC.

Annual Information Form

For the year ended

August 31, 2010

777 West Broadway, Suite 1200
Vancouver, British Columbia, V5Z 4J7
Tel:  604 871 9909
Fax:  604 871 9919
Website:  www.cibt.net

Dated:   November 29, 2010

TABLE OF CONTENTS

GLOSSARY	I

PRELIMINARY NOTES	1

CORPORATE STRUCTURE	3

Name, Address and Incorporation	3
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE BUSINESS	4

Three Year History	4

DESCRIPTION OF BUSINESS	5

General	5
Production and Services	7
Specialized Skill and Knowledge	22
Competitive Conditions	22
Intangible Assets	23
Cycles	23
Employees	23
Properties of the Company	24
Foreign Operations	25
Bankruptcy and Similar Procedures	25
Reorganizations	25
Risk Factors	26

DIVIDENDS	36

DESCRIPTION OF CAPITAL STRUCTURE	36

Common Shares	36

MARKET FOR SECURITIES	36

Market	36
Trading Price and Volume	37

ESCROWED SECURITIES	37

DIRECTORS AND OFFICERS	37

Name, Occupation and Security Holding	37
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	38

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	39

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39

TRANSFER AGENTS AND REGISTRARS	40

MATERIAL CONTRACTS	41

INTERESTS OF EXPERTS	41

ADDITIONAL INFORMATION	41

Audit Committee	41
General	43

APPENDIX A

GLOSSARY

“AHLA-EI” means the American Hotel & Lodging Association Educational Institute.

“AIF” means an annual information form that is prepared in connection with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations.

“Audit Committee” means the Company’s audit committee.

“Board” means the Company’s board of directors.

“CIBT” means the Company’s subsidiary CIBT School of Business & Technology Corp.

“CIBT Centers” means the mini-campus centers through which CIBT provides some of its programs and services.

“CIBT Center Facility Providers” means the organizations providing the facilities that house the CIBT Centers.

“CLPNBC” means the College of Practical Nurses of British Columbia.

“Company” means CIBT Education Group Inc.

“DQAB” means the Degree Quality Assessment Board.

“ESL” means English as a Second Language.

“IRIX” means the Company’s subsidiary IRIX Design Group Inc.

“ITA” means the Industry Training Authority.

“KGIC” means King George International College.

“KGIC Colleges” means the Company’s subsidiaries KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp.

“MOE” means the Ministry of Education, a central state government authority in charge of foreign cooperation in the PRC.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“PCTIA” means the Private Career Training Institutions Agency.

“PRC” means the People’s Republic of China.

“SAFE” means the Chinese State Administration of Foreign Exchange.

“Shane” means Shane Corporation S.à.r.l., a private limited liability company incorporated in Luxembourg.

“RMB” means the renminbi, the national currency of the PRC.

“Sprott-Shaw Assets” means the assets used in the operation of the Sprott-Shaw Community College group of schools.

“SSDC” means the Company’s subsidiary Sprott-Shaw Degree College Corp.

“SSDC Centers” means the mini-campus centers through which SSDC provides some of its programs and services.

I

PRELIMINARY NOTES

Purpose

This AIF is prepared in compliance with Part 6 of National Instrument 51-102 Continuous Disclosure Obligations, which requires a reporting issuer (that is not a venture issuer) to file an AIF on or before the 90th day after the end of the issuer’s most recently completed financial year, in the form prescribed as Form 51-102F2.

Date of Information

Throughout this AIF, CIBT Education Group Inc. is referred to as the “Company”.  Certain information herein is presented as at August 31, 2010, being the date of the Company’s most recently completed financial year.  Other information herein is updated as necessary so as not to be misleading.

Information Incorporated by Reference

Information may be incorporated by reference into an AIF provided the same is concurrently or previously filed under the Company’s profile on the SEDAR website at www.sedar.com.  This AIF should be read in conjunction with the Company’s consolidated financial statements, and management’s discussion and analysis for the fiscal year ended August 31, 2010 and its quarterly interim financial statements for the period ending May 31, 2010, February 28, 2010 and November 30, 2009; the Company’s information circular and proxy material pertaining to its annual general meeting to be held on December 17, 2010; and all of the Company’s news releases and material change reports filed during the fiscal year ended August 31, 2010; all of which are available on the Company’s website at www.cibt.net and under the Company’s profile on SEDAR, and are incorporated herein by reference.

Currency

Unless otherwise specified, in this AIF all references to “dollars” or to “$” are to Canadian dollars unless otherwise indicated.

Special Note Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, financial projections, information or expectations about the Company’s business plans, results of operations, products or markets, or otherwise makes statements about future events. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements under “Description of Business”.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this AIF, you should keep in mind the cautionary statements under “Description of Business” and other sections of this AIF. Factors that could cause actual results to differ materially from the forward-looking statements include:

•	history of losses from operations;
•	need for additional capital to expand operations;
•	dependence on key personnel, the Company’s facility providers and educational service providers in China and the U.S.;
•	risks involving the Chinese legal system, tax system, and foreign currency limitation;
•	ability to compete effectively with competitors that have greater financial, marketing and other resources;
•	ability to manage planned growth and integrate new business opportunities into existing operations;
•	risks related to government regulations and approvals of the Chinese educational system; and

•	risk of a decline in the Chinese educational market due to economic and political factors which are out of the Company’s control.

Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on November 17, 1986 pursuant to the Company Act (British Columbia) under the name Moneywise Resources Inc. The Company changed its name to Stealth Ventures Inc. on October 1, 1992 and to Annova International Holdings Corp on May 10, 1994. The Company changed its name to Annova Business Group Inc. and consolidated its share capital on a 1:4 basis on April 27, 1995. On November 27, 1998, the Company changed its name to Capital Alliance Group Inc. and consolidated its share capital on a 1:2 basis.  On November 14, 2007, the Company changed its name to CIBT Education Group Inc. On February 23, 2010, the Company increased its authorized share capital from 100,000,000 to 150,000,000 common shares without par value.

The head office of the Company is located at 777 West Broadway, Suite 1200, Vancouver, BC, V5Z 4J7 and its registered office is located at 625 Howe Street, Suite 700, Vancouver, BC, V6C 2T6.

Intercorporate Relationships

The following table lists the Company’s direct subsidiaries and indicates the percentage of votes held by the Company in each as of August 31, 2010:

Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage of Ownership/Votes	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia	100%	Provide education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
KGIC Business College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide English language education and training services primarily in Canada
IRIX Design Group Inc.	October 5, 1994	British Columbia	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

 The Company’s corporate organization chart is set out below:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2007, CIBT entered into separate agreements with six Chinese schools to establish six CIBT Centers to deliver the Company’s programs via live video conferencing.

On December 17, 2007, the Company acquired 100% of the assets and certain liabilities of SSDC for an initial purchase price of approximately $7,500,000 and additional payments totaling $2,159,000 payable annually in three equal amounts subject to the satisfaction of certain conditions.  Through August 31, 2010, $2,159,000 of the contingent consideration had been paid.  As required under the provisions of the purchase agreement, the Company advanced working capital of approximately $2,500,000 to SSDC at the closing of the acquisition. SSDC is a Canadian college with campuses in Western Canada and a presence in Vietnam, the Philippines, Jordan and China. It has programs in technical training, language training and an academic baccalaureate degree.

On March 15, 2010, the Company acquired substantially all of the operating assets of KGIC. See “Description of Business – Production and Services – Operations of CBIT, SSDC and KGIC” for more information about KGIC. KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TOESL, public speaking and various forms of English language test preparation, among others.

On April 11, 2008, the Company’s common shares were listed for trading in the United States on the NYSE Amex under the symbol “MBA”.

In May 2010, the Company’s common shares were listed for trading on the Toronto Stock Exchange and, accordingly, ceased trading on the TSX Venture Exchange.

During the fiscal year ended August 31, 2010, the Company increased its beneficial ownership of CIBT from 99.8% to 100%.

During the last three completed financial years, the Company raised gross proceeds of approximately $10,924,829 through several private placements.

During the most recently completed financial year, the Company and its subsidiaries entered into transactions including the following:

1.
Agreement with a Canadian investment holdings company to license CIBT and SSDC brands in Vietnam.  In connection with this license, SSDC entered into a memorandum of understanding with Thang Long University in Hanoi, Vietnam to develop programs aimed at preparing Vietnamese nursing graduates to work abroad by providing training that meets international nursing standards and developing their English language proficiency.

2.
Cooperation Framework Agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBT’s operations in China, SSDC’s operations, and programs offered by the AHLA-EI into China Central Radio and Television University’s programs.  These programs will in turn be offered to a global audience through select CIBT and SSDC locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

3.
Memorandum of Understanding with Hanoi Tourism College in Hanoi, Vietnam that relates to a number of initiatives including delivery of SSDC’s English language and hotel tourism management programs at Hanoi Tourism College, recruitment of qualified Vietnamese students by Hanoi Tourism College for enrollment at SSDC campuses in Canada and CIBT campuses in China, and co-development of an internship program for the hotel tourism management program allowing students to intern with major hotels in Vietnam.

4.
Term sheet with a Canadian based investment holding company with an extensive business presence in India to license the brands of its subsidiaries, CIBT and SSDC, in a number of selected states in India.  The term sheet outlines the business terms, conditions and other milestones for the licensee to establish several businesses and vocational and language training schools in India and also allows for the licensee to offer selected programs at campuses in India, market the programs and recruit students from India to Canada, and establish credit transfer programs among India and other CIBT and SSDC partner campuses worldwide.  The term sheet will form the basis of a formal licensing agreement to be negotiated by the parties.  There can be no assurance that a formal licensing agreement will be signed.

5.
Agreement with AHLA-EI to acquire the master license to offer hotel management, travel tourism, and hospitality education programs in the Philippines.  The master license is valid for five years and gives SSDC the exclusive rights to teach, sub-distribute, test and certify AHLA-EI’s renowned educational programs and graduates in the Philippines.  AHLA-EI's hotel program graduates are recognized by nearly all major hotel chains in over 60 countries worldwide.  This exclusive status has been granted in addition to CIBT's master license rights for China.

6.	An employment agreement with Sung Sub Lim to act as president of each of the KGIC Colleges.

7.	An employment agreement with Steve Sohn to act as vice president of each of the KGIC Colleges.

8.	Memorandum of understanding with Meridian International Business and Arts College in the Philippines to deliver the Company’s English language training programs and university preparatory programs.

DESCRIPTION OF BUSINESS

General

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, British Columbia. The Company’s current business operations include education and training, and media communications. The Company currently has four principal business units, being CIBT, SSDC, KGIC and IRIX. The Company’s education business is conducted through CIBT and its subsidiaries primarily in China, and other parts of Asia, through SSDC primarily in Canada and through KGIC in Canada, Asia, Spain and Mexico. CIBT’s educational operations are based in China. The educational operations of SSDC and KGIC are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and Singapore.

The Company generates revenues mainly from tuition fees generated from their education and training business in China and Canada and service fees of graphic design and advertising business. CIBT represented approximately 21% of the Company’s revenue in the 2009 fiscal year and approximately 13% in the 2010 fiscal year. SSDC represented approximately 76% of the Company’s revenue in the 2009 fiscal year and 66% of the Company’s revenue in the 2010 fiscal year. KGIC represented approximately 18% of the Company’s revenue in the 2010 fiscal year. The Company’s strategy is to continue their current programs, develop new programs and lease new campuses. The Company currently has approximately 5,692 students in 59 locations (inclusive of campuses, CIBT Centers and licensees). The Company has obtained all approvals from the Chinese authorities to conduct their education business in China and all approvals/accreditations from Canadian authorities to conduct their education business in Canada. However, there may be a risk that the Company cannot renew approvals or obtain new approvals for their current or future education business in China and in Canada. There are also a number of other factors, described in detail under the section entitled “Description of Business - Risk Factors” in this AIF, which may adversely affect the Company’s ability to begin and sustain profitable operations.

Through IRIX, the Company provides graphic design and advertising agency services. However, the Company’s long-term objective is to focus primarily on its education business in China, and to that end, the Company will analyze whether the future sale of its media sector businesses, including IRIX, will permit the Company to better achieve this objective.

Over the next twelve months, the Company’s plans are to:

•	integrate the assets and personnel of KGIC into its operations, especially KGIC’s network of international recruiting offices and agents;

•	integrate any other assets or businesses acquired into its operations;

•	continue building a network of new CIBT Centers in additional Asian cities, and further develop its current programs, campuses and CIBT Center locations;

•	increase revenues by increasing student enrollments at its campuses and CIBT Center locations;

•	continue to expand across China by potentially acquiring Chinese degree-granting institutions and/or other state-owned colleges in China and transform them into private business colleges;

•	expand the presence of SSDC and KGIC in the Philippines and establish additional locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;

•
enhance its product offerings by increasing the Company’s focus on the college preparation market and implementing a new program in Certified General Accountant combined with a  Bachelor degree in Canada and Asia;

•
increase the conversion rates of English language students at KGIC (and all of its other schools) into taking longer, potentially degree-granting, programs at SSDC and other schools within in its system;

•	continue to develop closer marketing and cross-selling relationships between SSDC, CIBT and KGIC in order to encourage more Chinese and foreign students to come to SSDC’s Canadian campuses to study;

•	maintain strong relationships with its CIBT Center and campus location facility and educational service providers, as well as with the Chinese authorities; and

•	continue to promote its businesses and brands.

Over the twelve months ending August 31, 2011, the Company estimates its expansion expenses will be approximately $920,000. As of August 31, 2010, the Company had $11,511,835 in cash and cash equivalents on hand.  Therefore, the Company currently has sufficient financing to undertake its expansion plan. However, cost-overruns in excess of their planned expenses may result in the need for additional financing.  The Company may need additional financing, if they underestimate the expenses they will need for their planned expansion. There is no assurance that they will be able to obtain the necessary additional financing.  Accordingly, there is uncertainty about their ability to successfully carry out their entire expansion plan.

Production and Services

(i) Operations of CIBT, SSDC and KGIC

Programs

CIBT is a post-secondary education provider in China. The details of the programs are as follows:

Name of Program	Duration of Program	Description
Business Program – MBA (in its teach-out phase, will be closed by the end of November 2010)	Two years
The MBA program, which consists of 15 courses, is designed to develop a solid foundation for making sound business decisions by providing training in general management principles, finance, marketing and project management.

Information Technology Program (IT program)	Three years	CIBT offers IT diplomas in multimedia design, software engineering and applied service management. The IT program consists of 20 courses.
Automotive Technical Training Programs (auto training programs)	From three months to three years
The auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short-term program (three months), a mid-term program (eighteen months) and a three-year program.

Corporate and Executive Training Program (CET program)	Three years
The CET program aims to provide managers or senior officers with organizational and interpersonal skills that will allow them to work effectively with others and adapt to a culturally diverse business environment. Students will learn American management skills and modern business dynamics to develop their capacity to work under pressure and build leadership and coaching skills.

2+2 Program or 1+1 Program (Joint Program)	Two years or four years
CIBT offers two cooperative international bachelor degree programs, the 2+2 Program and the 1+1 Program. The 2+2 Program allows students to spend two years studying at the Company’s Shuanglong CIBT campus before completing the final two years at one of the overseas educational service providers’ campuses. The 1+1 Program allows students to study for one year at the Company’s Shuanglong CIBT campus and then spend the final year at one of the overseas educational service providers’ campuses.

English Program	From one month to four months
The English program is intended to assist students to develop listening and speaking skills and recognize and practice grammatical structures and sentence patterns.  CIBT offers three different schedules for this program, a one month intensive program, a three month part-time program and a weekends-only program that is conducted over the course of four months.

English Teacher Program	Nine months
CIBT provides a program to English instructors with high-intermediate to advanced proficiency in English.  The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

Business English Program	Three years	CIBT offers a diploma program in business English. The business English program focuses on business conversation, business issues, presentation skills and business document writing.

Name of Program	Duration of Program	Description
Hotel Management Program	From one to three years
CIBT’s hotel management program is designed to teach students all aspects of hotel management, including rooms, food and beverage, culinary, marketing and sales, conferences and catering. This program offers general courses such as business communications and computer skills to ensure students meet industry demand regarding technical and interpersonal skills.

Accounting Program	Three years
CIBT’s accounting program gives students the financial and planning information to solve management problems and provides the necessary skills to help students develop, improve, and implement operating procedures in a management accounting context.

Russian Program	One year	CIBT’s Russian program is intended to assist students to develop listening and speaking skills and learn about grammatical structure and sentence patterns.

SSDC provides the following education programs and services in Canada, the Philippines, Jamaica and Korea:

Name of Program	Duration of Program	Description
Business Program – BBA	Four years
The Bachelor of Business Administration provides full coverage of the following functional areas of business: Accounting, Finance, Production, Marketing, Industrial Relations, Law and Human Resources Management.  Additional concentrations in Marketing and Human Resources are also available.

Certified General Accountant Program	Four years
The Certified General Accountant Program in combination with the Bachelor Degree in Accounting offered by SSDC allows students to complete this combined accounting program in four years rather than the usual six years required to complete both programs.

Business Program – Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Health Sciences & Social Development – Diploma	27 to 50 weeks
The Faculty of Health Science & Social Development provides programs in: Community Support Worker (Assisted Living and Social Services), Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.

Trades & Applied Technology – Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician – Level 1 and 2, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks
Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, Tourism and Hospitality Management, and Payroll Administrator.

ESL Programs	4 to 52 weeks	ESL programs include English as a Second Language, Teaching ESL, Business English, Medical English, Power Speaking, and Teaching English to Children.

KGIC provides the following programs primarily in Canada:

Name of Program	Duration of Program	Description
Business Management Diploma and Certification Programs	3 to 25 weeks
The Business Management Diploma and Certification Programs offer both experienced professionals and newcomers to business training in areas of business, including accounting, finance and marketing.  Programs include field trips and expert industry guest speakers.  There is also an opportunity for a practicum.

Hotel Management AHLA-EI Diploma and Certification Programs	8 to 36 weeks
The Hotel Management Diploma and Certification Programs offers students training in hotel management, including rooms, food and beverage, and marketing and sales. The program uses world-recognized AHLA-EI curriculum taught by AHLA-EI accredited instructors. In addition to a diploma, students receive AHLA-EI certificates throughout the program for completion of modules.  There is also an opportunity for a practicum.

International Office Management Diploma Program	12 to 16 weeks
The International Office Management Diploma Program offers training in the use of office technology, office management skills, and communication skills. This program prepares students for the world of business, office administration, or small business management. The office management program is offered in three main course components: Office Management, Business English, and Information Technology.

Interpreting and Translation Diploma Programs (ITDP)	8 weeks
The Interpreting and Translation Diploma Programs offer training in interpreting and translating English, Korean and Japanese languages. The translation programs are taught by a team of native Canadian English speakers and qualified Korean and Japanese multi-lingual instructors. A bonus component includes one-on-one counseling to discuss individual progress and performance.

English Preparation for Interpreting and Translation Program	4 weeks
English Preparation for Interpreting and Translation is a preparation program designed to prepare students for the advanced ITDP-Korean program and offers training in interpreting and translating English and Korean languages.

Power Speaking and Modern Media Program	4 to 8 weeks
The Power Speaking and Modern Media (PMM) program offers training in public speaking and the media and are designed to improve communication skills while exploring the world of modern media. PMM uses current events, popular culture, movies and television to help students express themselves with confidence, ease and accuracy. This program also offers students the chance to develop professional presentation skills. Bonus component includes direct error correction, videotaping and feedback during role-plays and presentation exercises.

IELTS English Testing Program	4 to 12 weeks
IELTS is the world's leading English test, used by organizations, government agencies, universities and colleges through-out the world. This program is designed to assist students in preparing for this test and to improve their overall English skills.

TOEFL Test of English as a Foreign Language	4 to 8 weeks
The Test of English as a Foreign Language is designed to assist students to prepare for the TOEFL test and provides exercises in grammar, listening, reading and composition. TOEFL also includes one-on-one after school counseling, and immediate feedback and error correction. Bonus component includes school placement counseling for students interested in attending university in North America.

First Certificate in English Cambridge Program	4 to 12 weeks
The FCE Cambridge test preparation program is designed for students to practice listening and reading comprehension, writing, speaking, grammar, vocabulary and phrasal verbs and improve their general English skills through exam relevant content such as real English used in everyday work, study and leisure situations.

Name of Program	Duration of Program	Description
Advanced Business Management Diploma Program	52 weeks	The Advanced Business Management Diploma Program formally integrates a student's academic studies with paid or unpaid work experience in partner companies.
Advanced Hotel Management AHLA-EI Diploma Program	60 weeks
The Advanced Hotel Management Diploma Program is a co-operative education option that includes all the components of the Hotel Management Diploma Program but also offers students an opportunity to gain experience in the work place.

English as a Second Language Program	Weekly intakes
The English program is designed to help students improve in all skill areas including grammar, reading, writing, speaking, listening and pronunciation.  With a unique flexible level structure, the KGIC system allows students to study at a level that directly corresponds to their ability in each skill area.

Power Writing and Journalism Program	8 weeks
The Power Writing for Journalism and Publishing Program is designed to help upper, intermediate or advanced international students enhance and advance their writing skills.  The course uses modern published media (including current newspapers, magazines and blogs) as templates to help students pursue their goal of fluent written English.

Business English Diploma Program	4 to 12 weeks
The program is primarily a communications course targeting all students working in an English-speaking business environment. As a communications course, the program offers the traditional polishing of writing and speaking skills and focuses on business conversation, business issues and presentation skills.

Student Enrollment Statistics

As at August 31, 2010, the number of student population in programs offered by CIBT was 2,512 and the number of annual student starts in programs offered by SSDC was 3,882.  A student start is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year.  Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.  The Company acquired SSDC in December 2007 which resulted in a significantly higher number of students enrolled in its programs.

The Company acquired KGIC on March 15, 2010, which also significantly increased the number of students enrolled in its programs. With respect to KGIC, a large number of those students take English programs that can run anywhere from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at the time (i.e. total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some extent at SSDC as well, but not nearly at the same level as at KGIC.

In contrast, most of CIBT’s students are enrolled in courses that are one year (or longer) in length, so this phenomenon is not very pronounced at CIBT. Due to this anomaly, the Company generally reports total student population figures (as opposed to total annual student start figures) for CIBT, but total annual student starts for KGIC and SSDC. As a result, the reader must be careful to discern between mixing the two when evaluating enrollment figures presented using these two different types of enrollment reporting mechanisms.

Presented below is a chart indicating total annual student starts, as well as total student population figures for each of the Company’s schools. Due to the higher proportion of shorter-term students at KGIC, the disparity between total annual student starts and total student populations is greater for KGIC than for the other two schools. Accordingly, it is the Company’s strategy going forward to encourage the conversion of more English language students at KGIC into taking longer-term (vocational and business) diploma and degree programs at SSDC and potentially other schools that the Company owns, which over time, due to the accumulation of these students into the total student population figures, should increase the total student population at KGIC, which the Company believe would increase its overall revenues and EBITDA (earnings before interest, taxes, depreciation and amortization) on a consolidated basis.

	Total Annual Student Starts (9/1/2009 – 8/31/2010)	Total Student Populations As at 8/31/2010
CIBT	1,765	2,512
SSDC	3,882	1,699
Sub-Total	5,647	4,211
KGIC	6,322	1,481
Post-Acquisition Grand Total	11,969	5,692

As at August 31, 2010, the number of student starts in programs offered by the KGIC Colleges had increased from approximately 1,800 in 2000 to approximately 6,322 in 2010, while the total student population had grown from 450 to 1,481 over this period.

Tuition Fees

Tuition fees for CIBT’s various programs in China are as follows:

Name of Program	Duration of Program	Tuition Fee (1) ($)
Business Program - MBA	Two years	6,800 per year for City University courses; 1,800 per year for Beijing University of Technology courses; program is in its teach-out phase and will be closed by the end of November 2010
Information Technology Program (IT program)	Three years	1,800 per year
Automotive Technical Training Programs (auto training programs)	From three months to three years	Wyotech Institute (2) programs: 315 for three months program; 2,100 for eighteen month program; Weifang University program: 1,800 per year
Corporate and Executive Training Program (CET program)	Three years	1,800 per year
2+2 Program or 1+1 Program (Joint Program)	Two years or four years	5,500 per year for 2+2 Program; 3,800 per year for 1+1 Program (3) Some students will continue their study in SSDC’s business programs
English Program	From one month to four months	50 to 80 per month
English Teacher Program	Nine months	50 per month
Business English Program	Three years	1,800 per year
Hotel Management Program	From one to three years	From 80 per course to 4,100 per year
Accounting Program	Three years	1,800 per year
Russian Program	One year	4,100 per year

(1)	Tuition fees are shown on a gross basis in Canadian currency.

(2)	Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(3)
The Company only receives payment of tuition for its 1+1 master’s and 2+2 bachelor’s degree programs for the periods of time that the students actually spend at a CIBT owned/operated institution. The portion of tuition revenue related to the time that the student spends overseas at the facilities of an educational service provider are retained by that educational service provider, and CIBT does not share in any of those revenues. However, CIBT is negotiating with some of its educational service providers to obtain a referral fee for students sent to these overseas institutions.

Tuition fees for SSDC’s various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Program – BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less a 20% agency fee)
Certified General Accountant Program	Four years	$6,450 per semester for local students
Business Program – Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week
ESL Programs	4 to 52 weeks	$800/week

Tuition fees for the KGIC Colleges’ various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Management Diploma Programs	3 to 25 weeks	$1,000 for 3 weeks to $7,000 for 25 weeks
Hotel Management AHLA-EI Diploma Program	8 to 36 weeks	$2,860 for 8 weeks to $11,460 for 36 weeks
International Office Management Diploma Program	3 to 16 weeks	$940 for 3 weeks to $3,690 for 16 weeks
Interpreting and Translation Diploma Programs	8 weeks	$2,880
English Preparation for Interpreting and Translation Program	4 weeks	$1,500
Power Speaking and Modern Media Program	8 weeks	$2,800
IELTS English Testing Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
TOEFL Test of English as a Foreign Language	4 to 8 weeks	$1,320 for 4 weeks to $2,640 for 8 weeks
First Certificate in English Cambridge Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
Advanced Business Management Diploma Program	52 weeks	$7,000
Advanced Hotel Management AHLA-EI Diploma Program	60 weeks	$11,460
English as a Second Language Programs	4 to 73 weeks	$1,260 for 4 weeks to $12,850 for 52 weeks
Power Writing and Journalism Program	8 weeks	$2,880
Power Speaking and Modern Media Program	4 to 8 weeks	$1,440 for 4 weeks to $2,880 for 8 weeks
Business English Diploma Programs	4 to 12 weeks	$1,500 for 4 weeks to $3,690 for 12 weeks

Campuses

CIBT provides its programs from five campuses listed below.

Campus	Establishment or Starting Date	Size (Square Feet)	Location	Facility Arrangement
Beijing University of Technology West Campus	September 1999	20,000 (exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. CIBT pays 15% of revenues for this facility.
Beijing University of Technology East Campus	July 2007	(exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. CIBT pays a percentage of revenues for this facility.
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing	CIBT pays 6% - 18% of revenues for this facility, depending on the program.
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province
This facility is on the grounds of Weifang University. CIBT paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. CIBT is not obliged to pay any additional costs for this facility until 2014.

CIBT WyoTech Automotive Institute	September 2005	43,000 (exclusive occupation)	Weifang, Shangdong province	CIBT pays approximately $49,000 per year for this facility.

The Company also provides its programs and services in China at its CIBT Centers which are organized within an established local university or college through cooperation agreements between us and the respective university or college.  The cooperating university or college leases its facilities to the Company, while the Company renovates classrooms and provide video conferencing equipment.  Each of these CIBT Centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European instructors with Chinese students in a live and real time video conference environment.  Using video conferencing technology, the Company plans to centralize its programs at its Beijing studio headquarters, and reduce the need for instructors to be present at the CIBT Center locations.

The Company has established or is establishing the following CIBT Centers, which are all run from leased facilities:

CIBT Center	CIBT Center Facility Provider	Location	Size (Square Feet)
Weifang CIBT Center, China	Weifang Commercial School	Weifang, Shangdong Province, China	2,500 (exclusive occupation)
Jinhua CIBT Center, China	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China	2,500 square feet (exclusive occupation)
Zhangzhou, CIBT Center, China	Zhangzhou Normal University	Zhangzhou, Fujian Province, China	2,500 square feet (exclusive occupation)

CIBT Center	CIBT Center Facility Provider	Location	Size (Square Feet)
Weifang CIBT Center, China	Weifang Technician College	Weifang, Shangdong Province, China	2,500 square feet (exclusive occupation)
Guangzhou CIBT Center, China	Guangzhou Naisi Hotel Management Co.	Guangzhou, Guangdong Province, China	2,500 square feet (non-exclusive occupation)

As of August 31, 2010, the Company has five CIBT Center Facility Providers.

Information about the CIBT Center Facility Providers and the CIBT Center Facility Provider agreements is set out in the table below.

Name of CIBT Center Facility Providers	Duration of CIBT Center Facility Provider Agreements	Termination Provision	Payment Term (Average CIBT Center Facility Provider’s Costs as Percentage of Tuition)
Weifang Commercial School	From August 14, 2007 to August 14, 2022	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Jinhua Career & Technical College	From December 5, 2007 to November 30, 2022	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Zhangzhou Normal University	From January 2009 to Dec 31, 2023	Renewal to be decided 6 months before expiration	To be defined in future according to the specific program agreement
Weifang Technician College	From January 15, 2010 to July 31, 2025	Renewal to be decided 6 months before expiration	Net income to be distributed as to 50% to each party
Guangzhou Naisi Hotel Management Co.	From December 2008 to December 2012	Renewal to be decided upon expiration	To be defined in future according to the specific program agreement

CIBT has joint program schools at the 14 locations in China as listed below. The majority of these are related to its AHLA-EI hotel and tourism programs.

Joint Program Schools	Location
CIBT AHLA-EI Kunming Center	Kunming, Yunnan Province
CIBT AHLA-EI Joint Program Guizhou	Guizhou, Guizhou Province
CIBT AHLA-EI Joint Program at Beijing Hospitality Institute	Beijing
CIBT AHLA-EI Joint Program Chongqing	Chongqing, Sichuan Province
CIBT AHLA-EI Joint Program in Sichuan University-Suzhou	Suzhou, Zhejiang Province
CIBT AHLA-EI Joint Program Sichuan-Chengdu	Chengdu, Sichuan Province
CIBT Joint Program in Changsha	Changsha, Hunan Province
CIBT AHLA-EI Joint Program in Shengyang	Shenyang, Liaoning Province
CIBT AHLA-EI Joint Program in Sanya	Sanya, Hainan Province
CIBT AHLA-EI Joint Program in Shenzhen	Shenzhen, Guangdong Province
CIBT AHLA-EI Joint Program in Wuhan	Wuhan, Hubei Province
CIBT AHLA-EI Joint Program in Zhengzhou	Zhengzhou, Henan Province
CIBT AHLA-EI Joint Program in Shenzhen Fuyou	Shenzhen, Guangdong Province
CIBT AHLA-EI Joint Program Guangzhou	Guangzhou, Guangdong Province

SSDC provides its programs from 20 campuses listed below:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,200
Burnaby	Burnaby	2,123	August 2011	$29,722
Career Coaching	Surrey	1,917	January 2011	$26,838
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Courtney	Courtney	3,850	February 2011	$45,283
Duncan	Duncan	3,106	Lease contract being re-negotiated.	$40,378
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,895	October 2013	$76,635
Kelowna	Kelowna	5,493	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	Lease contract being re-negotiated.	$32,248
Nanaimo	Nanaimo	5,895	September 2013	$88,425
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	Lease contract being re-negotiated.	$42,240
Prince George	Prince George	5,734	January 2012	$53,760
Sprott-Shaw International Language College	Vancouver	5,193	April 2013	$108,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2013	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

SSDC provides a number of its programs through SSDC Centers located primarily in foreign countries. As the number of the Company’s schools grows on a corporate-wide basis, it is the Company’s intention to provide SSDC’s vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently the Company provides courses through one SSDC Center in Canada, three SSDC Centers in the Philippines, and one SSDC Center in each of Jamaica and South Korea.

Centers	Facility Provider	Location
SSCC Career Coaching Center, Canada	Sprott-Shaw Community College	Surrey, Canada
Quezon SSCC Center, Philippines	Far Eastern University	Quezon, Philippines
Manila SSCC Center, Philippines	Far Eastern University	Manila, Philippines
Silang SSCC Center, Philippines	Far Eastern University	Silang, Philippines
Brown’s Town SSCC Center, Jamaica	Brown’s Town Community College	Browns Town, St. Ann, Jamaica

Centers	Facility Provider	Location
Seoul, SSILC Center, South Korea	National Cambridge College	Seoul, South Korea

SSDC also has joint program schools.

Joint Program Schools	Location
Sprott-Shaw Vietnam Joint Program	Hanoi, Vietnam
Sprott-Shaw Jordan Joint Program	Amman, Jordan

KGIC provides its education programs and services in Canada at the 8 campuses listed below, all of which are leased.

Campus	Size (Square Feet)	Location
KGIC Vancouver Campus	21,000	Vancouver, British Columbia, Canada
KGIC Vancouver Business College Campus	14,071	Vancouver, British Columbia, Canada
KGIC & KGI Business College Victoria Campus	9,895	Victoria, British Columbia, Canada
KGIC Surrey Campus	9,000	Surrey, British Columbia, Canada
KGIC Toronto ESL Campus	12,435	Toronto, Ontario, Canada
KGIC Toronto Business Campus	8,610	Toronto, Ontario, Canada
KGIC Canada TESOL Campus	8,208	Vancouver, British Columbia, Canada
KGIC Halifax Campus	4,830	Halifax, Nova Scotia, Canada

KGIC operates international recruiting offices in the six countries listed below. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist with market research and evaluating the potential of establishing joint programs within their respective countries of operations. The Company intends to utilize this network of international recruiting offices and international agents in order to provide international students for not only KGIC, but also for enrollment into CIBT’s and SSDC’s programs. In this regard, the Company believes that the addition of this strong international recruiting network may have a significant effect on future enrollments into its entire consolidated group of companies. All international recruiting offices listed below are located in leased facilities.

Recruiting Office	Location
KGIC International Office Mexico	Mexico City, Mexico
KGIC International Office China	Shanghai, China
KGIC International Office Japan	Tokyo, Japan
KGIC International Office Korea	Seoul, Korea
KGIC International Office Taiwan	Taipei, Taiwan
KGIC International Office Spain	Valencia, Spain

Program Licenses

In addition to offering its own programs, CIBT is also the exclusive licensee (with the ability to sublicense) for the entire proprietary hotel curriculum of the AHLA-EI for China and the Philippines. These licenses expire in December 2012. AHLA-EI is a well-respected program for hotel and tourism management in the United States. CIBT is also the exclusive licensee in China for the Wyotech automotive technician curriculum which it licenses from Corinthian Colleges (NASDAQ: COCO) of the United States. This license expires in October 2015. Wyotech is one the oldest and largest providers of high-end automotive technician training schools in North America. CIBT believes that relationships such as these with well known western-oriented industry brands provide it with a significant competitive advantage as it seeks to grow its business in China, Asia and other countries.
Educational Service Providers

In addition to the SSDC and KGIC campuses that the Company owns in Canada, the Company generally employs a partnering strategy for its other campuses, centers and joint program schools (and this includes all of its educational locations in China) in order to physically deliver its educational services to its students. Accordingly, the Company has entered into numerous arrangements with organizations and institutions in China, Canada, Korea, Vietnam, Jamaica, Australia, New Zealand, Switzerland, the Netherlands, the Unites States, the United Kingdom, and other countries, the terms of which range from offering its own programs and services, to delivering programs prepared by these institutions, to developing programs (and/or joint programs) for these institutions, and allowing student exchanges, through the Company’s 1+1 master’s, 2+2 bachelor’s and University College Prep programs, with other educational institutions located around the world.

These institutions and the joint programs and arrangements that the Company has arranged with them serve as the primary basis for providing its 1+1 master’s and 2+2 bachelor’s degree programs, as well as many of the college preparation and hotel and tourism programs that it offers around the world (including in China). These do not include the SSDC and KGIC campuses in Canada that the Company owns directly (as the Company is essentially its own educational service provider site hosts there), but do include all of the CIBT and SSDC centers, as well as joint program schools, as described above. These educational service provider locations primarily serve as the international component of many of the programs that the Company offers. The Company’s revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT (although the Company is beginning to enter into negotiations with some of these providers in order to obtain referral fees for students that it refers to them; however, the potential outcomes of such negotiations cannot be predicted at this time and should not be relied upon as a potential future source of revenues by any reader of this AIF). Nevertheless, the Company believes that this broad international network is a significant competitive advantage for the Company, and provides its students with unique multinational educational opportunities offered by it.

While the Company does not own, lease or directly control many of these sites, it is the Company’s intention to continue expanding its network of international educational service provider locations as an accommodation to its students in order to facilitate their international educational desires, while also seeking to acquire additional offshore institutions in order to retain as large a percentage of student tuition payments as possible within institutions that the Company owns or controls directly (or with which it may negotiate referral fees in the future). The Company’s acquisition of SSDC was the first step in the process of owning its own destination offshore educational facilities, subsequent to which the Company has continued to expand its international network of third party institutions in order to provide the widest possible array of international educational offerings to its students.

The chart listed below details the full array of the Company’s relationships with international educational service providers, as well as the countries in which it has agreements and the programs offered therein.

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Australia	La Trobe University	2+2 Bachelor Degree Program	CIBT
	William Blue College	2+2 Bachelor Degree Program	CIBT
	La Trobe University	University Prep Program	CIBT
	University of New South Wales	University Prep Program	CIBT
	University of Wollongong	University Prep Program	CIBT
	University of South Australia	University Prep Program	CIBT
	Macquarie University	University Prep Program	CIBT
Canada	Thompson Rivers University`	2+2 Bachelor Degree Program	CIBT
	Sprott-Shaw Degree College	2+2 Bachelor Degree Program	CIBT
	York University	University Prep Program	CIBT
	Seneca College, Toronto	University Prep Program	KGIC
	Centennial College, Toronto	University Prep Program	KGIC
	Algonquin College, Ottawa	University Prep Program	KGIC
	Sheridan College, Oakville, Toronto	University Prep Program	KGIC
	University of PEI	University Prep Program	KGIC
	University of New Brunswick	University Prep Program	KGIC
	University of Victoria, BC	University Prep Program	KGIC
China	Weifang Commercial School	Business Program	CIBT
	Jinhua Career & Technical College	English Training, Business Program	CIBT

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
	Zhangzhou Normal University	English Training, Business Program	CIBT
	Weifang Technician College	English Training, Business Program	CIBT
	Beijing University of Technology	Business Program (MBA) (in its teach-out phase), 2+2 Bachelor’s Degree Program, 1+1 Master’s Degree Program	CIBT
	Weifang University	English Training, IT Programs, Automotive Training Programs, Corporate and Executive Training, Business English Training, Accounting Program	CIBT
	Kunming Youzi Training Centre	AHLA-EI Program	CIBT
	Guizhou China Tourism Corp.	AHLA-EI Program	CIBT
	Beijing Hospitality Institute	AHLA-EI Program	CIBT
	Chongqing Jinxiuqiancheng Education Consulting Company Ltd.	AHLA-EI Program	CIBT
	Sichuan University Suzhou Academy	AHLA-EI Program	CIBT
	Changsha Liyou Education Consulting Company Ltd.	AHLA-EI Program	CIBT
	Shenyang Bohiu Education Training Center	AHLA-EI Program	CIBT
	Sanya Tech Vocational College	AHLA-EI Program	CIBT
	Shenzhen Qijian International Hotel Training Institute	AHLA-EI Program	CIBT
	Wuhan Jinhe Hotel Management Company Ltd.	AHLA-EI Program	CIBT
	Zhengzhou Junyue Culture Media Company Ltd.	AHLA-EI Program	CIBT
	Shenzhen Fuyou International Education Investment Company Ltd.	AHLA-EI Program	CIBT
	CIBT Beijing School of Business	2+2 Business Program	SSDC
Jordan	Canadian-Jordanian Institute	Business Programs	SSDC
Malaysia	Help University College	2+2 Bachelor Degree Program	CIBT
Netherlands	Hanze University Cronigen	2+2 Bachelor Degree Program	CIBT
New Zealand	UNITECH Institute of Technology	2+2 Bachelor Degree Program	CIBT
Philippines	Maridian International Business & Arts College	2+2 Bachelor Degree Program	CIBT
	Far Eastern University	Allied Health Care, Hotel and Tourism Management	SSDC
Switzerland	International Hotel Management School	2+2 Bachelor Degree Program	CIBT
U.K.	The University of Portsmouth	2+2 Bachelor Degree Program	CIBT
	London Hotel School	2+2 Bachelor Degree Program	CIBT
	University of Derby	2+2 Bachelor Degree Program	CIBT
	Lancaster University	University Prep Program	CIBT
	Bangor University	University Prep Program	CIBT

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
	University of Essex	University Prep Program	CIBT
	Swansea University	University Prep Program	CIBT
	Portsmouth University	University Prep Program	CIBT
U.S.	California State University, Sacramento	2+2 Bachelor Degree Program	CIBT
	Detroit University Mercy	2+2 Bachelor Degree Program	CIBT
	Johnson and Wales University	2+2 Bachelor Degree Program	CIBT
	Purdue University	University Prep Program	CIBT
	University of California	University Prep Program	CIBT
	Michigan State University	University Prep Program	CIBT
	Detroit University Mercy	University Prep Program	CIBT
	Kansas State University	University Prep Program	CIBT
	Patten University	Pre-Masters Program	CIBT
	City University	Pre-Masters Program, MBA	CIBT
	Northeastern State University Oklahoma	Pre-Masters Program	CIBT
	Wyotech Institute	Automotive Training Programs	CIBT
	National University, San Diego	University Prep Program	KGIC
	Antioch University	2+2 Business Program	SSDC
	Lawrence Technological University	Pre-EMBA Program	SSDC
	AHLA-EI (American Hotel and Lodging Association Educational Institute)	Hotel and Tourism Management	SSDC

Target Customers

The Company’s target students for its schools are recent high school graduates or adults working in urban centers.  The Company believes that its core educational programs in business, hotel and tourism management, and healthcare represent large and growing markets with attractive employment opportunities.

The Company believes prospective students are attracted to its schools due to its brand name, the quality of its programs, its relatively long operating history in the private education sector, its extensive international network and its ability to provide training which is relevant in obtaining jobs from multinational corporations and other employers in China and elsewhere. The Company’s subsidiaries employ a variety of marketing and recruiting methods to attract students and increase enrollments. CIBT uses recruitment channels such as recruiting agents, direct recruitment from government colleges and student referrals.  CIBT also relies on Internet and newspaper advertising.  SSDC’s student recruitments are generated through a combination of recruiting agents and student referrals and SSDC relies on traditional marketing methods including radio, television, newspaper and bill board advertising.  KGIC primarily relies on recruiting efforts through a network of overseas recruiting agents and government sponsorship programs as well as student referrals.

Governmental Approvals

CIBT’s educational operations in China require approvals from various Chinese government authorities. In order to open its campuses and/or offer its educational programs, CIBT obtained approvals from the following Chinese authorities:

•
Ministry of Education – The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.

•
Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

•
Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes the approvals obtained for each of its campuses and for the programs provided at each campus. No government approvals are needed for the CIBT Centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing, Capital of China	2+2, 1+1, Business program	Beijing Education Committee	December 19, 1999	Renewal not required 1
Beijing University of Technology West Campus	Beijing, Capital of China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required 1
Beijing University of Technology East Campus	Beijing, Capital of China	Russian Program	Approval not required	N/A	N/A
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT WyoTech Automotive Institute	Weifang, Shangdong province	Auto training program	Shangdong Education Committee	December 14, 2006	Renewal not required1

1.	CIBT does not need to renew the government issued approval, but is required to get a new approval for each new educational service provider.

The Company’s management is satisfied that it has applied for all necessary approvals to carry on its education activities in China.

SSDC and KGIC have obtained the following approvals/accreditations for their programs:

PCTIA:  On November 22, 2004, the PCTIA succeeded the Private Post-Secondary Education Commission of BC (PPSEC) as the regulatory agency for private training institutions in the province of BC. The Agency is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. The PCTIA has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

CLPNBC: The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest.

Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

ITA: The ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of the Company’s businesses and the Province of British Columbia.

DQAB: The DQAB was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word “university” in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

All vocational programs costing over $1,000 and providing 40 hours of instruction are accredited under the PCTIA.  SSDC’s Practical Nursing program is approved by the CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families.  The Trades Programs are approved by the ITA.  All academic programs are approved by the DQAB and allowed under the Ministry of Advanced Education.

(ii) Operations of IRIX

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of Overall Revenues
Graphic Design	45%
Marketing Consulting Service	15%
Production Services for print, video, film and multimedia	10%
Media Booking Agency	20%
Interior Design and Conceptual Space Design	5%
Interior Design and Product Design	2%
Other Services	3%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Businesses today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX’s experience and understanding of the Chinese market also allows it to target clients who intend to build a Chinese customer base.

IRIX focuses its marketing efforts on targeting clients in the following industries:

•	Real estate
•	Banking and Financial Services
•	Retail and Consumer Products
•	Food and Beverage Products
•	Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues (%)	Percentage of Overall Clients (%)	Type of Major Clients
U.S. (mostly in California)	20	35	Financial institutions
Canada (mostly in Vancouver)	75	60	Real estate
Hong Kong	5	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering its products and services to Vancouver real estate businesses.

Specialized Skill and Knowledge

The education and training business of the Company requires that it hire instructors with knowledge of the subjects taught as part of the programs offered by the Company.

Competitive Conditions

CIBT, SSDC and KGIC face competition from the following companies:

•	US or Canadian-based for-profit post-secondary and ESL education companies that offer educational services in Canada.

•	US or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.

•
For profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to the Company’s IT and Automotive Technical Training programs.  Examples of the Company’s competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.

•
Not-for-profit post-secondary education companies that offer western-style educational programs.  These are typically joint ventures established between U.S. or European universities and Chinese universities, and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs the Company offers. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by the Company.

•
Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of the Company’s significant competitors.

IRIX faces intense competition from a wide range of companies.  The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of IRIX’s competitors have substantially greater financial and other resources.  It mostly competes with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce prices or increase the Company’s spending and could result in a decrease in the Company’s revenues and profitability.

IRIX’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Fleming Creative Group.

Intangible Assets

The Company’s trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish its services from those of its competitors and contribute to its ability to compete in its target markets. The Company relies on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with its employees, lecturers, business partners and others, to protect its intellectual property rights. In addition, the Company requires its employees to enter into agreements with the Company under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are  the Company’s property and they should assign the same to the Company if it so requires.

The Company, directly or through its subsidiaries, owns the copyright to all of the contents of its websites, which include www.cibt.net, www.cibt.edu, www.cibt.ca, www.sprott-shaw.com, www.kgic.ca and www.irix-design.com. The Company also owns the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.  To reduce replication and brand confusion, these brands are no longer in use: Pitman, Tourism Training Institute, Concordia Career College and Modus.  Operations from these prior acquisitions were fully amalgamated into the Company’s Sprott-Shaw operation.

In addition, the Company owns the following intangible assets, among others, related to its education programs and training services business, directly or indirectly through its subsidiaries:

•	licenses;
•	affiliation agreements;
•	recruiting agent agreements; and
•	course curriculum.

The Company’s intellectual property is subject to risks of theft and other unauthorized use, and the Company’s ability to protect its intellectual property from unauthorized use is limited. In addition, the Company may be subject to claims that its has infringed the intellectual property rights of others. The Company’s failure to protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

Cycles

The Company’s business is seasonal in nature as it fluctuates with the school terms. As a result, the Company receives the bulk of its revenues at the beginning of each new school term.

Employees

Instructors

The various CIBT schools employ both full time and part instructors to teach their classes, and these instructor levels are provided below.

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	23	100	123
SSDC	93	104	197
KGIC	135	0	135
Total	251	204	455

With respect to instructors, KGIC employs the highest percentage of full time instructors (100% versus 47% for SSDC). The Company is in the process of converting the status of more KGIC instructors to part-time status and believes that this may significantly lower the cost structure of KGIC, and increase both KGIC’s as well as the consolidated CIBT school group’s overall profitability.

Total Employees

In addition to instructors, the schools each employ a number of people to provide administration, student counseling, placement, bursar and registrar functions, as well as marketing, admissions and enrollment, financial aid processing and other clerical, administrative, managerial and executive functions. Figures for these additional employees are presented below.

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	123	108	231
SSDC	197	114	311
KGIC	135	69	204
Total	455	291	746

In addition, the Company’s head office in Vancouver employs seven full-time personnel who oversee its operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

IRIX

IRIX has a total of eleven employees working in the Company’s Vancouver office, including Alvina Leung, a director of IRIX, and Alvin Chu, the president of IRIX as well as nine others employed as follows:

Function	Number of Employees
Marketing Director	1
Production Manager	2
Designers	3
Programmer	1
Account Executives	2

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the personnel in its Vancouver office.

Properties of the Company

The Company currently rents its principal corporate office at 777 West Broadway, Suite 1200, Vancouver, British Columbia, Canada, V5Z 4J7. The office is comprised of 3,526 square feet of office space for which the Company pays annual rent of approximately $88,152. The Company’s rental agreement has a 60 month term from November 1, 2009 to October 31, 2014 pursuant to which it will pay annual rent of $88,152 for the first three years, increasing to $91,680 per year for the last two years. The Company currently uses about 2,000 square feet of the available office space, and records rent expenses of approximately $50,001 per year. The remaining 1,526 square feet is used by IRIX. IRIX will pay approximately $38,151 in annual rent expenses for the first three years, increasing to $39,678 per year for the last two years, under the current rent agreement.

SSDC currently rents a corporate office at Suite 200, 1405 Broadway Street, Port Coquitlam, British Columbia, Canada, V3C 6L6. The office is comprised of 8,038 square feet of office space for which it pays annual rent of approximately $83,418. The rental agreement has an 82 month term from July 2009 to April 2016.

KGIC currently rents a corporate office at Suite 450, 1188 West Georgia Street, Vancouver, British Columbia, Canada.  The office is comprised of 8,200 square feet of office space for which it pays rent of approximately $25,700 per month.  The rental agreement expires on June 30, 2012.

The Company does not presently own any real property. The lease holdings of CIBT range in size from approximately 15,000 square feet to approximately 107,000 square feet. The lease holdings of SSDC range in size from approximately 1,900 square feet to approximately 12,000 square feet. The lease holdings of KGIC range in size from approximately 4,800 square feet to approximately 21,000 square feet. The description of the Company’s business above provides information relating to these facilities.

Foreign Operations

A substantial portion of the Company’s operations are conducted in China and other parts of Asia.

Bankruptcy and Similar Procedures

Management of the Company is not aware of any legal proceedings contemplated by any governmental authority or any other party against the Company. None of the Company’s directors, officers or affiliates have (i) commenced legal proceedings against the Company, or (ii) have an adverse interest to us in any legal proceedings. Management of the Company is not aware of any other legal proceedings that have been threatened against the Company.

Reorganizations

The Company has the following direct subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia	100%	Provide education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada and parts of Asia
KGIC Business College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia	100%	Provide English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

The Company’s corporate organization chart is set out below:

On March 15, 2010, CIBT acquired substantially all of the operating assets of KGIC. See “Description of Business – Production and Services – Operations of CBIT, SSDC and KGIC” for more information about KGIC.

KGIC is one of the largest private English language training schools and business colleges in Canada, with eight campuses in British Columbia, Ontario and Nova Scotia, Canada and six international recruiting offices in China, Japan, Korea, Taiwan, Spain and Mexico. These international recruiting offices conduct market research for strategic planning purposes, develop and support their respective networks of independent recruiting agents in order to obtain student enrollments, they recruit students directly, and they facilitate the implementation of joint programs with other institutions.

KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TOESL, public speaking and various forms of English language test preparation, among others. As of 2009, 72% of KGIC’s enrollment was in English-related courses generally lasting four to twelve weeks, and 28% was in business and other programs generally lasting one year or less.

Through KGIC Press, KGIC also focuses on curriculum development, which has led to a more efficient and structured publishing process over the years. As a result of the success of KGIC Press, KGIC Colleges also operate in the areas of curriculum publishing, custom-designing of program materials for various groups and institutions, graphic design, copy editing and printing for all departments of the KGIC Colleges and its affiliates.

Risk Factors

Risks Related to the Company’s Business

The Company has experienced losses and may not maintain profitability.

Although the Company has had profitable quarterly and annual periods, it has also experienced losses in the past and it is possible it will experience losses in the future. In addition, the Company expects that its operating expenses and business development expenses will increase as it enrolls more students, open new campuses and develop new programs. As a result, there can be no assurance the Company will be able to generate sufficient revenues to maintain profitability.

The Company will need additional capital to fully carry out its proposed expansion plan, and it may not be able to further implement its business strategy unless sufficient funds are raised, which could cause the Company to scale back its proposed plans or discontinue its expansion.

The Company will require significant expenditures of capital in order to carry out its full expansion plan.  The Company plans to obtain the necessary additional funds from the sale of its securities or loans, if required.  However, there can be no assurance that the Company will obtain the financing required, or at all.  If the Company is not able to obtain the necessary additional financing, it may be forced to reduce, delay or cancel its planned activities or eliminate them altogether. Expending the Company’s cash resources on expansions could also negatively impact its current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should the Company suffer a decrease in revenues.

The expansion of the Company’s business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits the Company anticipates from these strategic transactions.

The Company intends to enter into acquisitions, joint ventures and other strategic transactions, directly or through its subsidiaries CIBT, SSDC or the KGIC Colleges, as vehicles to build new campuses or schools to expand its education business in China and other countries.  The Company is always seeking out new business acquisitions, partnership opportunities and joint ventures to expand its operations.  The Company’s management is unable to predict whether or when any other future strategic transactions will occur.

Acquisitions, joint ventures or other strategic transactions may present financial, managerial and operational challenges, including but not limited to maintaining the consistency of the Company’s teaching quality and its culture to ensure that recognition of the Company’s brands does not suffer. The Company may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction.  Liabilities associated with an acquisition or a strategic transaction could adversely affect the Company’s financial performance.  Any failure to integrate new businesses or manage any new alliances successfully could adversely affect the Company’s reputation and financial performance.

The Company may not be able to improve the operating performance and financial results or lower the costs of services provided as planned.

While the Company believes that there usually are a number of opportunities to reduce operating costs and improve the financial results of businesses acquired by it, the Company cannot fully evaluate the feasibility of its plans until it controls the acquired business. The Company may not be able to achieve our planned operating improvements, cost reductions or expected synergies in our expected time periods, if at all.  In addition, some of the improvements the Company plans to implement may depend upon capital expenditure projects at the acquired business.  Such capital projects may not be completed in the Company’s expected time periods, if at all, may not achieve the results that the Company has estimated or may have a cost substantially in excess of the Company’s planned amounts.  This could materially adversely affect the Company’s results of operations and financial condition on a consolidated basis.

The Company’s students in Canada are subject to risks relating to financial aid and student loans.  A substantial decrease in government student loans, or a significant increase in financing costs for the Company’s students, could have a material adverse affect on student enrollment and financial results.

The Company’s students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, the Company enrollment and/or collection of student billings may suffer, causing revenues to decline.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of the Company’s students to enroll in its programs and if such tax credits were to be eliminated or reduced, the Company’s enrollment levels may decline, which could result in a decrease in its revenues.

If the Company is not able to have its campuses and education facilities in Canada certified as eligible educational institutions in accordance with the requirements of applicable student loan regulations at the federal and provincial levels, its students will not be eligible for student loans if they enroll in the Company’s programs and the Company could suffer from reduced enrollment levels, which would have a material adverse affect on the Company’s revenues.

As of August 31, 2010, approximately 66% of SSDC’s students received a form of government student financial assistance.  Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. SSDC employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, SSDC’s head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that the Company’s campuses will be certified in the future or will maintain their existing certifications. If the Company were to lose certifications for a number of its campuses, the Company’s enrollment levels would in all likelihood decrease, which would negatively impact its results of operations and financial condition.

An increase in interest rates could adversely affect the Company’s ability to attract and retain students.

Some of the Company’s students finance their education through private loans that are not subsidized. If the Company’s students’ employment circumstances are adversely affected by regional, national or global economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase, the Company’s students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to the Company’s existing and prospective students, which could result in a significant reduction in the Company’s student population and revenues.

The Company’s quarterly results of operations are likely to fluctuate based on its seasonal student enrollment patterns.

The Company’s business is seasonal in nature and it receives the bulk of its cash flows at the beginning of each new school term.  Accordingly, the Company’s results in a given quarter may not be indicative of its results in any subsequent quarter or annually.  The Company’s quarterly results of operations have tended to fluctuate as a result of seasonal variations in its education business in China and Canada, principally due to seasonal enrollment patterns.  The Company’s fourth quarter results tend generally to be relatively low as few students are enrolled in courses over the summer.

The continued success and growth of the Company’s business depends upon recognition of its “CIBT”, “Sprott-Shaw”, and “KGIC” brands.  If the Company is not able to maintain and enhance its brands, its business and operating results may be harmed.

The Company believes that its history of successful operations and innovative course offerings such as its 1+1 master’s degree and 2+2 bachelor’s degree programs and ESL programs have increased recognition of the Company’s “CIBT”, “Sprott-Shaw” and “KGIC” brands and create a competitive advantage for the Company in its key markets.  In the future, the Company will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other markets in which the Company operates.  As the Company continues to expand its operations, maintaining the quality of its teaching and program offerings may be difficult to achieve.

The Company has initiated campaigns to promote its brands, but it cannot be certain that these efforts will continue to be successful.  If the Company is unable to further enhance its brand recognition and increase awareness of its programs and services, the Company’s business, financial condition and results of operations may be adversely affected.

The Company operates in a highly competitive industry, and competitors with greater resources could harm its business, decrease market share and put downward pressure on the Company’s tuition rates.

The post-secondary education market is highly fragmented and competitive. The Company competes for students with traditional public and private colleges and universities, other not-for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service.  Many public and private schools, colleges, and universities offer online programs.  The Company expects to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs.  Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools.  Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices.  Some of the Company’s competitors in both the public and private sectors also have substantially greater financial and other resources than the Company.  The Company may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect its business, prospects, financial condition, and results of operations.  These competitive factors could cause the Company’s enrollments, revenues, and profitability to significantly decrease.

Compliance with rules and requirements applicable to public companies may cause the Company to incur increased costs, which may negatively affect its results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, NYSE Amex, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  The Company is currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  The Company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If the Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed.  The Company also expects that these new rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified directors to sit on the Board, particularly to serve on the Audit committee and the Company’s compensation committee, and qualified executive officers.

The Company conducts its business activities in various foreign jurisdictions, which exposes it to the risk of foreign investigations, claims and tax reviews.

The Company’s activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, the Company’s goals over the next 12 months include expanding its presence in some foreign jurisdictions.  As a result, the Company could be involved in various foreign investigations, claims and tax reviews that arise in the course of its business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favor.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes.  Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on the Company’s results of operation and financial condition.

The Company may be negatively affected by the recent global financial market and economic crisis.

The recent global financial crisis has adversely affected the United States and other world economies.  Although the Chinese government has adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought about by the global financial crisis, as the financial crisis has broadened and intensified, the growth of China’s overall economy has been negatively impacted.  In addition, the ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets.  If these conditions continue or worsen, our cost of borrowing may increase and it may become more difficult to obtain financing for the Company’s operations or investments, which may adversely affect the Company’s business operations and implementation of its growth strategy.

Risks Related to Doing Business in China

The Company is exposed to currency exchange risk which could cause its reported earnings or losses to fluctuate.

The value of the RMB against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy.  On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar.  Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies.  This change in policy has resulted in an appreciation of the RMB against the Canadian dollar when put in place during the latter half of 2009 as both of these currencies have appreciated against the U.S. dollar as a result of the global economic credit crisis.  It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar.  The Company can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

The Company’s functional and reporting currency is the Canadian dollar.  However, a substantial amount of the Company’s assets, liabilities, revenues and expenses are denominated in RMB.  As the Company’s Chinese business continues to grow, a greater portion of its revenues and costs are expected to be denominated in RMB.  As a result, the Company is exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB.  To the extent the Canadian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income or loss for the Company’s international operations.  Similarly, to the extent the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for the Company’s international operations.  The Company does not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

The Company is subject to limitations on its ability to convert Chinese currency.

China's national currency, the RMB, is not a freely convertible currency.  The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China.  As its Chinese business expands, the Company expects to derive an increasing amount of our revenues in RMB.  Shortages in the availability of foreign currency may restrict the ability of the Company’s Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements.  However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  The foreign exchange control system may prevent the Company from obtaining sufficient foreign currency to satisfy the Company’s demands, which may adversely affect the Company’s business and development.

The SAFE restrictions on currency exchange may limit our ability to utilize the Company’s revenues effectively and the ability of its Chinese subsidiary to obtain financing.

A significant amount of the Company’s revenues and operating expenses are denominated in RMB.  Restrictions on currency exchange imposed by the Chinese government may limit the Company’s ability to utilize revenues generated in RMB to fund its business activities outside China, if any, or expenditures denominated in foreign currencies.  Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  The Company’s Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of the Company’s Chinese subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the Company.

Any existing and future restrictions on currency exchange may affect the ability of the Company’s Chinese subsidiary or affiliated entity to obtain foreign currencies, limit the Company’s ability to utilize revenues generated in RMB to fund the Company’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect the Company’s business.

If the Company makes equity compensation grants to persons who are Chinese citizens, they may be required to register with SAFE.  The Company may also face regulatory uncertainties that could restrict its ability to adopt equity compensation plans for its directors and employees and other parties under Chinese laws.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.”  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-Chinese listed company, such as the Company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  The Company believes that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, the Company may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom may be Chinese citizens and may be required to register with SAFE.  If it is determined that any of the Company’s equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject the Company and participants of its equity incentive plan who are Chinese citizens to fines and legal sanctions and prevent the Company from being able to grant equity compensation to its Chinese employees.  In that case, the Company’s ability to compensate its employees and directors through equity compensation would be hindered and its business operations may be adversely affected.

The Company depends upon the acquisition and maintenance of numerous approvals to conduct its business in China.  Failure to obtain or renew these approvals will adversely affect our operation in China.

The Company is dependent upon certain approvals in China, including, without limitation, campus approvals, and program approvals, to conduct its business.  While the Company believes that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals could have a material adverse impact on the Company’s business, results of operations and financial condition.  It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business generally, which could prevent the Company from obtaining or renewing its governmental approvals.  Accordingly, the Company may have to cease its education business in China and shareholders may lose their entire investment.

The following permits and licenses the Company previously obtained have expired or are about to expire: the Company’s joint programs between Beijing University of Technology (“BJUT”) and Western International University and BJUT and ITT Educational Service have terminated.  The Company’s Boeing MBA program in cooperation with City University has also terminated.  The Company’s regular MBA program in cooperation with City University terminated in August 2010.

During the application or renewal process for the Company’s licenses and permits, the Company will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time.  In the event that the Company is not able to obtain or renew the certificates, permits and licenses, all or part of its operations may be suspended by the government, which would have a material adverse effect on the Company’s business and financial condition.  Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of the Company’s operations, it may materially adversely affect the Company’s results of operations and profitability.

The education sector, in which most of the Company’s business is conducted, is subject to extensive regulation in China, and the Company’s ability to conduct business is highly dependent on its compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content and standards for the operations of schools and learning centers associated with foreign participation.  The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations.  These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on the Company’s business.  For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education.  This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than the Company has to compete against the Company and limit its growth.  In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees the Company receives from the provision of its services.  While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

The Company must comply with China’s extensive regulations on private and foreign participation in the education sector.  Although the Company’s corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education sector, its cannot make any assurance that it will not be found to be in violation of any current or future Chinese laws and regulations.

According to the new company law of the PRC enacted January 1, 2006, the PRC corporations shall have a board of supervisors or a supervisor in addition to a board of directors.  The Company’s two subsidiaries in China, Beijing Fenghua Education Consulting Co., Ltd. and Weifang Jiahua Education Consulting Co., Ltd., currently have no supervisor or board of supervisors.  Therefore, the State Administration of Industry and Commerce may request that either or both of the two subsidiaries revise their articles of association and establish a board of supervisors when they apply for renewal of their business licenses with the State Administration of Industry and Commerce in the future.

According to the Regulations on Chinese-foreign Cooperation in Running a School and the Rules on Administration of Private Non-enterprise Unit Registration, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the MOE, as well as a certificate of Chinese-foreign cooperation in running a school from the provincial government.  One of the Company’s subsidiaries, Beihai International College of Weifang University is operating as a Chinese-foreign cooperative joint venture school without legal person status according to an official confirmation letter issued by the People’s Government of Shandong Province on December 31, 2004.  Although Beihai International College of Weifang University submitted an application letter to MOE with respect to the approval for operating as a Chinese-foreign cooperative joint venture school without legal status, Beihai International College of Weifang University has not received such approval yet as the approval process can be lengthy. The Company believes that it is permitted to operate as it has filed an application for approval with the MOE; however, if this is not the case, it could have a material adverse affect on the Company’s revenues and results of operations.

Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect the Company’s business.

A significant amount of the Company’s operations are conducted in China, and a significant amount of its revenues are derived from China. Accordingly, the Company’s business, financial condition, results of operations, prospects and certain transactions it may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for the Company’s programs and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in the Company’s educational services, which in turn could reduce its revenues.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm the Company’s business.

The Chinese government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on the Company’s business and growth. However, the Company cannot make any assurance that the Chinese government will not repeal or alter these measures or introduce new measures that will have a negative effect on the Company.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on the Company’s business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to the Company’s business interests.

Uncertainties with respect to the Chinese legal system could adversely affect the Company.

The Company’s operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not relied upon as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time.  Chinese authorities could assert that any portion or all of the Company’s existing or future ownership structure and business violate existing or future Chinese laws and regulations and require the Company to curtail or cease its operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis, or at all) that may have a retroactive effect. As a result, the Company may not be aware of its violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find the Company to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

•	levying fines;
•	revoking our business licenses and other approvals;
•	requiring us to restructure our ownership or operations; and
•	requiring us to discontinue any portion or all of our education business in China.

The Company’s business, financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to the Company.

The Company is subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect its business, results of operations and financial condition.

Through the its subsidiaries, the Company conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict.  Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect the Company through increased operating costs, which could have a material adverse effect on its business, results of operations and financial condition.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect the Company’s business.

The Company expects to increase its operations as an education service provider in China.  As such, the Company’s results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the country’s economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime.  The Company believes that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, a change in economic and political policies may adversely affect the Company’s business, prospects and financial condition, to a material extent. For example, since early 2005, the Chinese government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect the Company’s results of operations and financial condition.

Our Chinese business may fail due to loss of the Company’s CIBT Center Facility Providers and educational service providers.

The Company is heavily dependent on facilities and services provided by certain of its third party service providers, which we refer to as “educational service providers”, in China and the U.S. Since June 2007 the Company has started to establish mini-campuses, or “CIBT Centers” to deliver our programs via video conferencing.  The Company plans to have established over 70 teaching locations in China by the end of 2010, so it will be heavily dependent on facilities provided by certain third party universities or colleges, or “CIBT Center Facility Providers”, to set up its CIBT Centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT Center Facility Providers will continue on terms acceptable to the Company or not be revoked by them. Also, the Company’s Chinese business is indirectly based on the success of its educational service providers and CIBT Center Facility Providers. If the Company loses its current educational service providers and CIBT Center Facility Providers, it may be unable to enter into similar cooperation agreements with other parties to provide it with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect the Company’s operations.

Due to various restrictions under Chinese laws on the distribution of dividends by the Company’s Chinese operating companies, the Company may not be able to pay dividends to its shareholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises.  Under these regulations, wholly foreign owned enterprises, may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  Additionally, a wholly foreign owned enterprise is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Furthermore, if the Company’s consolidated subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict the Company’s ability to pay dividends or make other payments.  If the Company or its consolidated subsidiaries are unable to receive all of the revenues from our operations as a result of the aforementioned contractual or dividend arrangements, the Company may be unable to pay dividends on its common shares.

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere could negatively affect the Company’s profitability and growth.

While the Chinese economy has experienced rapid growth over the past decade, the pace of such growth is uncertain in light of the rising inflation rate in China in late 2010 and the impact of the global economic crisis. If China’s economy continues to slow, unemployment could increase which may impact the ability of the Company’s graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in the Company’s programs, which could in turn adversely impact its business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by SSC and KGIC. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. This could materially adversely affect the Company’s results of operations, financial condition and cash flows.

Loss of certain key personnel may adversely impact the Company’s business.

The success of the Company’s business will depend on the management skills of certain key personnel and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of the Company’s key personnel could impair our ability to successfully manage our business in China and Canada. The Company also depends on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. The Company may not be able to retain or recruit such personnel on terms acceptable to it, which could adversely affect the Company’s business prospects and financial condition.

Our success depends, in part, on the Company’s ability to keep pace with changing market needs.

The success of the Company’s business depends primarily on the number of students enrolled in its courses and the amount of course fees that the Company’s students are willing to pay.  The Company’s ability to continue increasing its student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of its business.  This in turn will depend on several factors, including the Company’s ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage the Company’s growth while maintaining the consistency of its teaching quality, effectively market the Company’s programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures.  If the Company is unable to continue to attract students to enroll in its courses without a significant decrease in course fees, its financial condition, results of operations and cash flows could be materially adversely affected.

AHLA-EI may not renew their agreement with the Company, which could materially adversely affect the Company’s results of operations and financial condition.

CIBT is the sole distributor of a license to the educational programs created by AHLA-EI which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses.  Our license with AHLA-EI expires in December 2012. There can be no assurance that we will be able to renew this license. If the Company is unable to renew this license, it is likely that enrollment levels at certain of its centers and other locations would decline, which would result in a decrease in revenues unless the Company is able to secure another license with an equally well-regarded but different provider of hotel and tourism management programs.

The personal information that the Company collects may be vulnerable to breach, theft or loss, which could subject the Company to liability or adversely affect its reputation and operations.

Possession and use of personal information in the Company’s operations subjects it to risks and costs that could harm the Company’s business and reputation.  The Company collects, uses and retains large amounts of personal information regarding its students and their families, including personal and family financial data.  The Company also collects and maintains personal information of our employees in the ordinary course of business.  Although the Company uses security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy.  In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy.  Possession and use of personal information in the Company’s operations also subjects it to legislative and regulatory burdens that could require the Company to implement certain policies and procedures, regarding the identity theft related to student credit accounts, and could require the Company to make certain notifications of data breaches and restrict its use of personal information.  A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against the Company.  As a result, the Company may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.  While the Company believes it takes appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur.  Any breach, theft or loss of such personal information could have a material adverse effect on the Company’s financial condition, reputation and growth prospects and result in liability under privacy statutes and legal actions against the Company.

DIVIDENDS

The Company has never declared or paid any cash or stock dividends on their common shares since their inception. Since the Company currently has a policy of investing earnings in the expansion of its business, the Company does not anticipate paying cash or stock dividends on their common shares for the foreseeable future. Future dividends on their common shares will be determined by the Board in light of circumstances existing at the time, including their earnings and financial condition. There is no assurance that dividends will ever be paid.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

All of the issued common shares of the Company are fully paid and non-assessable.  Each common share entitles the holder thereof to one vote per share at all meetings of shareholders.  All of the common shares issued rank equally as to dividends, voting rights and distribution of assets on winding up or liquidation.  Shareholders have no pre-emptive rights, nor any right to convert their common shares into other securities.  There are no existing indentures or agreements affecting the rights of shareholders other than the notice of articles and articles of the Company.

MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange and on the NYSE Amex under the symbol “MBA”.

Trading Price and Volume

The following table sets forth the particulars of the trading of the common shares of the Company on the TSX Venture Exchange and the Toronto Stock Exchange during the most recently completed financial year:

Month	High (CDN$)	Low (CDN$)	Close (CDN$)	Volume
September 2009	$0.700	$0.530	$0.642	927,120
October 2009	$0.820	$0.630	$0.758	1,367,593
November 2009	$0.850	$0.730	$0.800	546,776
December 2009	$0.780	$0.630	$0.744	478,442
January 2010	$0.840	$0.690	$0.745	260,665
February 2010	$0.870	$0.780	$0.812	307,990
March 2010	$0.870	$0.750	$0.794	517,712
April 2010	$0.850	$0.720	$0.791	308,255
May 2010	$0.920	$0.700	$0.774	333,800
June 2010	$0.750	$0.650	$0.709	320,842
July 2010	$0.650	$0.520	$0.596	320,058
August 2010	$0.620	$0.520	$0.565	248,427

ESCROWED SECURITIES

None of the Company’s securities are held under an escrow or similar arrangement.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence, position with and principal business or occupation in which each director and executive officer of the Company has been engaged during the immediately preceding five years, is as follows:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
TOBY CHU3,4 B.C., Canada Chief Executive Officer, President, Vice-chairman and Director	Vice chairman, president and chief executive officer of the Company and its subsidiaries.	May 11, 1994
TONY DAVID2 B.C., Canada Director	Oral maxillofacial surgeon.	July 28, 1998
DAVID HSU1,2,4 California, U.S.A. Director and Chairman	Licensed physician.	February 27, 2006

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Director Since
DENNIS HUANG B.C., Canada Secretary and Chief Financial Officer

Chief financial officer and secretary of the Company since June 2010; executive vice president of finance of the Company since December 2006; director, a compliance officer and investment representative of StockTrade Securities Inc. (now First Trade Canada Capital Partners Inc.) from 2005 to 2006.
Not Applicable
DAVID KONG1,3,4 B.C., Canada Director	Chartered accountant; retired since July 2010.	July 1, 2010
TROY RICE1,3 Arizona, U.S.A. Director

Chief investment officer of HFC Advisors since July 2007; chief financial officer of ON4 Communications Inc. from September 2008 to March 2009; chief operating officer of CIBT School of Business & Technology Corp. from October 2005 to October 2007; senior vice-president of Universal Technical Institute Inc. from June 2002 to February 2006.
October 28, 2005
DAVID WARNOCK2,4 Maryland, U.S.A. Director	Managing member of Camden Partners Holdings, LLC which he co-founded in 1995.	December 19, 2007
SHANE WEIR1,3 Hong Kong, PRC Director	Senior solicitor of Weir & Associates in Hong Kong and Shanghai; registered investment advisor and director of Asia Pacific Investment Advisors Ltd. in Hong Kong.	December 12, 2008

1.	Member of Audit Committee.
2.	Member of compensation committee.
3.	Member of corporate governance committee.
4.	Member of executive committee.

Term of Office

The term of office for each of the Company’s directors expires immediately before each annual meeting of shareholders.

Share Ownership

As of November 8, 2010, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 19,753,400 common shares, which together represent approximately 28.5% of the Company’s issued and outstanding common shares.  The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Company, is at the date of the AIF, or was within the past ten years before the date of the AIF, a director, chief executive officer or chief financial officer of other company, that:

(a)	was subject to an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer and chief financial officer.

In this section, “order” means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation.

None of the directors or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company and its properties or holdings are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership.

Regulatory Actions

The Company has not:

(a)	had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year;

(b)	had any other penalties or sanctions imposed against it by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

For the purposes of this Annual Information Form, “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	any associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

Except as described in this section, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has or has had any material interest, direct or indirect, in any transaction undertaken by the Company during its three most recently completed fiscal years or during the current fiscal year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

(i)  Normal Course Issuer Bid - David Hsu and David Richardson

On July 12, 2007, the Company sold 800,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to David Hsu and David Richardson, who were both directors of the Company at the time, at approximately $1.61 per share (market price) for total proceeds of approximately $1,288,000.

(ii)  Issuance of Shares to Shane Corporation S.à.r.l.

In December 2007, the Company issued 10,000,000 common shares to Shane in exchange for all shares of CIBT held by Shane.  David Warnock, a director of the Company, was an insider of Shane at the time of the transaction.

(iii) Acquisition of Sprott-Shaw Degree College Corp.

Also in December 2007, the Company purchased the Sprott-Shaw Assets.  Upon the closing of this acquisition, Dean Duperron, who held a beneficial interest in a vendor of the Sprott-Shaw Assets, became president of SSDC.  The Company paid $7,094,528 in cash and agreed to pay up to an additional $2,159,000 in contingent consideration for the Sprott-Shaw Assets.

(iv) Payments Incurred or Paid to Informed Persons

As at August 31, 2010, a balance of $118,303 (August 31, 2009 – $418,304) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $118,303 balance is comprised of $38,014 due to officers of the Company and $80,289 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at August 31, 2010, a balance of $143,721 (August 31, 2009 – $143,741) was owing from Dean Duperron, of Vancouver, British Columbia, the president of SSDC.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the Toby Chu, of Richmond, British Columbia, chief executive officer of the Company, at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to him.

During the year ended August 31, 2010 the Company and its subsidiaries incurred $1,772,472 (2009 – $1,538,411) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by the Company, CIBT, SSDC, KGIC and IRIX.  Effective January 1, 2010, a new bonus of $400,000 is payable to Mr. Chu in quarterly instalments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to Mr. Duperron.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of the Company is Computershare Trust Company of Canada.  The Company’s register of transfer of common shares is located in Vancouver, BC.

MATERIAL CONTRACTS

The Company has entered into the following contracts, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year, or prior thereto but are still in effect:

1.
On December 10, 2007, the Company entered into a registration rights agreement with Shane in order to set out their rights in connection with registration, public offerings and sales of common shares. Entering into the registration rights agreement was a condition to, and in connection with, Shane entering into a plan of reorganization between the parties.

2.
On March 15, 2010 the Company completed the acquisition of certain assets and assumption of certain liabilities of KGIC pursuant to an asset purchase agreement among the Company’s newly incorporated subsidiaries, the KGIC Colleges, and KGIC. KGIC operates English language training schools internationally and in the provinces of British Columbia, Ontario and Nova Scotia, Canada.

INTERESTS OF EXPERTS

The Company’s auditor is Deloitte & Touche LLP, 1055 Dunsmuir Street, Suite 2800, Vancouver, BC, V7X 1P4.  Deloitte & Touche LLP has reported on the Company’s consolidated financial statements for the year ended August 31, 2010, which have been filed with the relevant securities regulatory authorities. Deloitte & Touche LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Audit Committee

Pursuant to the provisions of NI 52-110 reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor.  The Company’s audit committee charter is attached as Appendix A.

Composition of Audit Committee

The Audit Committee is comprised of David Hsu, David Kong, Troy Rice and Shane Weir. All members of the Audit Committee are independent directors of the Company within the meaning of NI 52-110. The chairman of the Audit Committee is Troy Rice.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online.

David Kong is a designated Chartered Account in Canada and a Certified Public Accountant in the United States. Prior to retiring in July 2010, he had been a partner at Ernst & Young LLP since 2005, leading the Canadian offices’ China market practice that assists Canadian public companies doing business in China and Chinese public companies listed on stock exchanges in North America.  Prior to joining Ernst & Young, Mr. Kong was a partner at Ellis Foster Chartered Accountants from 1981 until it merged with Ernst & Young in 2005. Mr. Kong received a Bachelor of Business Administration degree from National Cheng Chi University in Taiwan in 1971.

Troy Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A. (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong.  He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance of the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exception Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non-audit services.

External Auditor Service Fees (by category)

The aggregate fees billed by the Company’s external auditors in each of the last two financial years for audit fees are as follows:

	Financial Year Ending	Audit Fees	Audit Related Fees1	Tax Fees2	All Other Fees3
Deloitte & Touche LLP	2010 2009	$272,762 Nil	$355,251 Nil	$87,838 $Nil	$56,000 Nil
Ernst & Young LLP, Chartered Accountants	2010 2009	Nil 462,545	$114,000 $20,000	Nil Nil	Nil Nil

1	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
2	Fees charged for tax compliance, tax advice and tax planning services.
3	Fees for services other than disclosed in any other column.

General

Additional information relating to the Company may be found on the SEDAR website at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its annual meeting scheduled to be held on December 17, 2010 is available on SEDAR.

Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended August 31, 2010.

APPENDIX A

Audit Committee Charter

Purpose

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process. This includes oversight and review of the following:

•	financial reporting and the accounting system,

•	the Company's systems of internal accounting and financial controls, and

•	the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose.  The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis and regularly report to the Board about Committee activities, issues and related recommendations.

Membership

The Committee shall be comprised of not less than three members of the Board all of whom shall be “independent” pursuant to applicable laws, rules and regulations of applicable Canadian and U.S. securities regulators. All members must also be financially literate or become financially literate within a reasonable period of time appointment to the Committee. In addition, at least one member of the Committee will have accounting or related financial management expertise.

The Committee may seek guidance from the Company’s legal counsel to determine the independence of a particular director on an as needed basis.

Each Committee member will be appointed by the Board of Directors for a one year term and may serve any number of consecutive terms.

At the beginning of each fiscal year, the Committee members shall select a Chairperson.

Meetings

The Committee is required to meet at least once per fiscal quarter to review interim and annual financial statements before filings are made with the appropriate regulatory body.

The Committee Chairperson shall, in consultation with management and the auditors, establish the agenda for each meeting and ensure agenda materials are circulated to members in advance of each meeting such that sufficient time is provided for members to review the materials.

The audit committee shall keep regular minutes of its meetings and record all material matters and shall cause such minutes to be recorded in the books kept for that purpose and shall distribute such minutes to the board of directors.

A majority of the members of the audit committee shall constitute a quorum thereof. Questions arising shall be determined by a majority of votes of the members of the audit committee present, and in the case of an equality of votes, the chairperson shall not have a second or casting vote.

Authority

The audit committee shall have the power, authority and discretion delegated to it by the board of directors which shall not include the power to change the membership of or fill vacancies in the audit committee.

The audit committee shall conform to the regulations which may from time to time be imposed upon it by the board of directors. The board of directors shall have the power at any time to revoke or override the authority given to or acts done by the audit committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the audit committee or fill vacancies in it as it shall see fit.

Resolutions

A resolution approved in writing by all of the members of the audit committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the audit committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

General Responsibilities

The Committee's job is one of oversight and members of the Committee recognize that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function.  These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

•
Review the annual financial statements and related matters and recommend their approval to the board of directors, after discussing matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company’s filing of its annual report.

•	Review the Company’s annual filings as necessary.

•
Review the interim financial statements, as a group or through the Committee chair, with the outside auditors and discuss matters such as the selection of accounting policies, major accounting judgements, accruals and estimates with the auditors and management prior to the Company's filing of its interim report.

•	Oversee all aspects of the external audit, including the following:

▪	audit results, selection of an independent public accounting firm,
▪	terms of engagement of each audit, including review of the interim financial statements and the audit of the annual financial statements,
▪	the reasonableness of estimated audit fees,
▪	the scope of the audit, including materiality, locations to be visited, audit reports to be prepared, areas of audit risk, timetable, deadlines and coordination with any internal audits taking place,
▪	the post-audit management letter together with management’s response,
▪	the form of the audit report,
▪	any other related audit engagements (e.g. audit of the company pension plan),
▪	non-audit services performed by an auditor,
▪	pre-approve all audit and non-audit services,
▪	provision by the auditors of a formal written statement outlining all relationships between the auditor and the Company on an annual basis,

2

▪	assessing the auditor’s performance, as well as the impact non-audit services performed by the auditors’ accounting firm on the auditors’ independence,
▪	recommending the auditor for appointment by the board of directors, and
▪	meeting with the auditors to discuss pertinent matters, including the quality of accounting personnel.

•
Discuss with management and the outside auditors the quality and adequacy of the Company's accounting systems, the reliability of the accounting systems, the effectiveness of the internal controls and any changes needed to improve such reliability and effectiveness.

•	Review any internal control weaknesses identified by the auditors, together with management’s responses.

•
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (except for disclosure required to be reviewed by the audit committee), and periodically assess the adequacy of those procedures.

•	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

•	Review and oversee any and all transactions between the Company and a related party of the Company.

•	Oversee the hiring process to fill key financial positions within the Company, including chief financial officer and the controller.

•	Oversee succession planning and human resource development within the Company’s accounting and finance groups.

•	Report to the board of directors following each meeting on the major discussions and decisions made by the audit committee and propose recommendations to the board.

The Committee shall:

•	Have the power to conduct or authorize investigations into matters within the Committee’s scope of responsibilities.

•	Have unrestricted access to members of management and all information relevant to its responsibilities.

•	Be empowered to retain independent counsel, external accountants, or others to assist it in the conduct of its duties, as the Committee deems necessary.

•
The Company must provide appropriate funding, as determined by the Committee, to compensate the external accountants engaged for the purpose of rendering an audit report or performing other audit, review or attest services, to compensate any advisers employed by the Committee, and to pay ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

•	Request members of management, counsel, internal audit, and external accountants, to participate in Committee meetings, as necessary, to carry out the Committee responsibilities.

•
Periodically and at least annually, the Committee shall meet in private session with only the Committee members. The Committee shall also meet in executive session separately with the external accountants, at least annually. However, either the external accountants or counsel, may, at any time, request a meeting with the Audit Committee or the Committee chairperson, with or without management attendance.

3

Other Functions — The Committee shall perform such other functions required by law, rules of applicable securities regulators, the Company’s certificate of incorporation or bylaws, or the Board of Directors.

External Reports — The Committee shall provide for inclusion in the Company’s filings with applicable securities regulators, any report from the Audit Committee required by applicable laws and regulations.

4